UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 25, 2022, Inventiva S.A. (“Company”) began mailing its proxy card (“Proxy Card”) and Instructions for Beneficial Owners of American Depositary Shares (“Voting Instructions”) to the beneficial owners of the Company’s American Depositary Shares in connection with the Company’s Ordinary and Extraordinary General Meeting that will be held on May 19, 2022 at 2 p.m., at Hôtel Oceania Le Jura - 14 avenue Foch - 21000 Dijon, France.

A copy of the Proxy Card is furnished as Exhibit 99.1 and a copy of the Voting Instructions as Exhibit 99.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Card.
99.2	Voting Instructions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: April 25, 2022	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer